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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46008

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Heartland Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4101 Lake St. Louis Blvd
(No. and Street)

Lake St. Louis	MO	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Hoff — 636-695-2807
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm, LLP
(Name – *if individual, state last, first, middle name*)

800 Market St., Suite 500	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Heartland Capital, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JEANNE A. JEHLE
Notary Public - Notary Seal
St Charles County - State of Missouri
Commission Number 15000797
My Commission Expires Jan 28, 2023

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FEB 22 2021
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This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
First Heartland Capital, Inc.
Lake St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Heartland Capital, Inc. as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Heartland Capital, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Heartland Capital, Inc.'s management. Our responsibility is to express an opinion on First Heartland Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Heartland Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule 1 - Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of First Heartland Capital, Inc.'s financial statements. The supplemental information is the responsibility of First Heartland Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 - Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as First Heartland Capital, Inc.'s auditor since 2006.

February 17, 2021

First Heartland® Capital, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Assets	
Cash and cash equivalents	$ 2,549,502
Commissions receivable	487,647
Representative receivable	40,586
Due from related party	8,708
Deposits	20,704
Prepaid expenses	1,071
Investments, at fair value	11,210
Property and equipment, net	133,770
Total Assets	$ 3,253,198

Liabilities and Stockholder's Equity

Liabilities	
Clearing fees payable	$ 18,066
Commission payable	445,125
Payroll Liabilities	525
PPP Loan	656,000
Loan guarantee payable	350,000
Total Liabilities	1,469,716
Stockholder's Equity	
Common stock, no par value	
Authorized – 30,000 shares	
Issued and outstanding – 3,000 shares	30,000
Additional paid-in capital	415,000
Retained Earnings	1,338,482
Total Stockholder's Equity	1,783,482
Total Liabilities and Stockholder's Equity	$ 3,253,198

First Heartland® Capital, Inc.
Statement of Income
Year Ended December 31, 2020

Revenues		
Commissions	$	16,020,744
12b-1 Fees		2,148,546
Administrative fees, net		2,032,217
Interest income		33,530
		20,235,037
Expenses		
Clearing fees		435,889
Commissions		15,166,001
Depreciation and amortization		68,182
Dues and subscriptions		42,437
Insurance		418,469
Leaders club		17,726
Office Expense		67,731
Professional fees		72,526
Retirement contributions		351,310
Salaries		2,845,207
Taxes and licenses		283,908
Travel and entertainment		1,258
Technology		467,749
		20,238,393
Income (Loss) from Operations		(3,356)
Other Income (Expense)		
Interest expense		(6,692)
Representative reimbursements		817,559
Other income		2,573
Total Other Income (Expense)		813,440
Net Income	$	810,084

First Heartland® Capital, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
	Shares	Amount			
December 31, 2019	3,000	$ 30,000	$ 415,000	$ 1,575,873	$ 2,020,873
Net income	-	-	-	810,084	810,084
Distributions to stockholders	-	-	-	(1,047,475)	(1,047,475)
December 31, 2020	3,000	$ 30,000	$ 415,000	$ 1,338,482	$ 1,783,482

See notes to financial statements

First Heartland® Capital, Inc.
Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows From Operating Activities		
Net income	$	810,084
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		68,182
(Increase) decrease in assets		
Prepaid pension costs		88,314
Commissions receivable		35,434
Representative receivable		(19,833)
Due from related party		9,480
Prepaid expenses		(18)
Deposits		4,289
Increase (decrease) in liabilities		
Clearing fees payable		6,439
Commissions payable		(21,346)
Due to related party		(29,993)
Payroll liabilities		525
Net Cash Provided By Operating Activities		951,557
Cash Flows From Investing Activities		
Purchases of investments		(15)
Net Cash Used in Investing Activities		(15)
Cash Flows From Financing Activities		
Borrowings on PPP loan		656,000
Distributions to stockholder		(1,047,475)
Net Cash Used in Financing Activities		(391,475)
Net Increase in Cash and Cash Equivalents		560,067
Cash and Cash Equivalents, Beginning of Year		1,989,435
Cash and Cash equivalents, End of Year	$	2,549,502
Supplemental Disclosures of Cash Flow Information		
Cash paid for		
Interest	$	6,692

First Heartland® Capital, Inc.
Notes to Financial Statements
December 31, 2020

1. Nature of Operations and Basis of Presentation

Nature of Operations

First Heartland® Capital, Inc. (the "Company"), was incorporated in Missouri on March 23, 1993 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company's customer base includes other institutional clients as well as individuals and entities, all of which effect transactions in a wide array of financial instruments.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. At December 31, 2020, the Company has $100,000 included in Cash and Cash Equivalents relating to this requirement.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of the Financial Accounting Standard Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

2. Summary of Significant Accounting Policies

Variable Interest Entities

The Company follows guidance issued by the FASB on the consolidation of variable interest entities. A variable interest entity ("VIE") is a legal entity whose equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to permit the entity to finance its own activities without additional subordinated financial support from other parties. Guidance issued by the FASB provides the framework for determining whether a VIE should be consolidated based on the power to direct the activities that most significantly impact the VIE's economic performance, the obligation to absorb expected losses of the VIE, or the right to receive the expected residual returns of the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. The primary beneficiary should include VIE's assets and liabilities and results of operations in its consolidated financial statements until a reconsideration event, as defined by FASB, occurs to require deconsolidation of the VIE. At the deconsolidation date, the assets and liabilities of the VIE are removed from the consolidated financial statements and any assets and liabilities of the Company that were eliminated in the consolidation are restored.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair values, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance established a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables, and accounts and other payables approximate fair value due to their short maturities or because the terms are similar to market terms. There have been no changes to the above methodology during the year.

Cash and Cash Equivalents

The Company considers all temporary cash investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Investments

As of December 31, 2020, the Company classifies all investments as trading securities. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned.

Commissions Receivable

Commissions receivable are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days of the invoice date.

The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of commissions receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated commissions receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers commissions receivable to be fully collectible.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using the straight line method over the estimated useful lives of the assets, which is estimated to be 5 years.

First Heartland® Capital, Inc.
Notes to Financial Statements
December 31, 2020

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, receivables, and investments. The Company maintains its cash primarily with three financial institutions. Within one of the financial institutions, the Company utilizes an Insured Cash Sweep service that sweeps funds into multiple Federal Deposit Insurance Corporation ("FDIC") insured institutions. Deposits in these accounts at these banks are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, the Company has approximately $633,000 of uninsured funds. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2020. The Company maintains its investments and brokerage deposit with one brokerage firm. Securities held at this firm are insured by the SIPC up to $500,000.

Revenue Recognition

Commission income is recognized as earned. Billed, but not collected amounts, are reflected as commissions receivable.

Income Taxes

The stockholder of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses after the date of election are included in the personal income tax return of the stockholder. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2020, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognized interest and penalties related to unrecognized tax liabilities in the statement of income and comprehensive income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2017. As of and for the year ended December 31, 2020, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 17, 2021, the date the financial statements were available to be issued. On February 11, 2021, the Company received notice from Enterprise Bank & Trust that the Company's PPP loan in the amount of $656,000 was forgiven, in full, as of February 8, 2021.

3. Property and Equipment

Property and equipment at December 31, 2020, is as follows:

Computer hardware	$	409,417
Computer software		334,583
Furniture and fixtures		130,506
		874,506
Less accumulated depreciation		740,736
	$	133,770

Depreciation expense for the year ended December 31, 2020 totaled $68,182.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $50,000 and requires the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At December 31, 2020, the Company was in compliance with both of the above stated net capital rules.

5. Related Party Transactions and Variable Interest Entities

Leasing Arrangements

The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owner of the Company also controls. The affiliated corporation leases the offices from a limited liability company in which the sole stockholder of the Company has a 100% interest. Rent expense amounted to $350,619 for the year ended December 31, 2020. This expense is recorded with the administrative fees discussed below.

Variable Interest Entities

The Company has evaluated the above leasing arrangement to determine whether they hold a significant variable interest in a VIE and are the primary beneficiary. The affiliated corporation leases 44% of their portion of the building to the Company. The Company has no exposure to loss as a result of this lease due to the fact that the lease is with an affiliated corporation. The Company has concluded that since it does not have the power to direct the activities of the VIE that most significantly impact its economic performance, the Company is not the primary beneficiary and, accordingly, consolidation of the VIE is not required.

Administrative Fees

The Company receives administrative fees from three affiliated entities, all of which are controlled by the Company's owner, for their share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily of actual time spent by Company employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $2,032,217 for the year ended December 31, 2020. These fees are netted against administrative fee expense paid to affiliated entities.

6. Retirement Plans

The Company provides retirement benefits to its employees under a Defined Contribution Plan.

The Company maintains a contributory profit sharing plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Employer contributions to the plan totaled $128,749 for the year ended December 31, 2020.

7. Contingencies

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. In the opinion of management and legal counsel, all such matters are adequately covered by insurance, or if not so covered, are without merit or involve such amounts that unfavorable disposition would not have a material effect on the financial position of the Company.

8. Risk Associated with Financial Instruments

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company does not anticipate nonperformance by customers or it's clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

9. Revenue from Contracts with Customers

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Typically, each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company, through its clearing firm, fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. For the period ended December 31, 2020, brokerage commissions totaled $1,862,251.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this restraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. For the period ended December 31, 2020, distribution fees (12b-1 fees) totaled $2,148,546.

Other Non-Brokerage Commissions. In addition, the Company enters into arrangements with other investment product providers for the sale of various investment products (insurance products). The Company may receive commissions paid by the investment provider up front or over time, or as a combination thereof. The Company believes that its performance obligation is the sale of investment products to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the product at future points in time as well as the length of time the investor remains in the product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this restraint until the market value of the product and the investor activities are known, which are usually quarterly or annually. Any commissions recognized but not collected are reflected as commissions receivable. For the period ended December 31, 2020, non-brokerage commissions from fixed and variable insurance sales totaled $14,158,492.

First Heartland® Capital, Inc.
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2020

Total Stockholder's Equity qualified for net capital	$	1,783,482
Less non-allowable assets:		
Investments		11,210
Company's portion of aged commissions receivable		21,614
Representative receivable		40,586
Property and equipment, net		133,770
Due from related party		8,708
Prepaid Expenses		1,071
CRD deposit		704
NSCC deposit		20,000
Total non-allowable assets		237,663
Plus allowable credits to net capital:		
PPP Loan		656,000
Net capital before haircuts on securities positions		2,201,819
Haircuts on securities		-
Net Capital	$	2,201,819
Aggregate Indebtedness		
Items included in statement of financial condition		
Clearing fees payable	$	18,066
Commissions payable		445,125
PPP loan		656,000
Loan guarantee payable		350,000
Payroll liabilities		524
Total aggregate indebtedness	$	1,469,715
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	97,981
Minimum dollar net capital requirement	$	50,000
Excess net capital	$	2,103,837
Ratio of aggregate indebtedness to net capital		.6675 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

First Heartland® Capital, Inc.
Exemption Report
Schedule 2
December 31, 2020

First Heartland® Capital, Inc. (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and record pertaining thereto pursuant to the requirements of 17 C.F.R. §240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company also conducts "direct application" way business for mutual funds, annuity, and life insurance that does not require the use of a clearing broker dealer, does not fall within the scope of (k)(2)(i), and does not trigger a requirement under 17 C.F.R. §240.15c3-3 because the firm is never in possession or control of customer cash or securities.

First Heartland® Capital, Inc.

I, David M. Hoff, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: David M Hoff
President

02/17/2021

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
First Heartland Capital, Inc.
Lake St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) First Heartland Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Heartland Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(ii) (the "Exemption Provision") and (2) First Heartland Capital, Inc. stated that First Heartland Capital, Inc. met the identified Exemption Provision throughout the most recent fiscal year without exception. First Heartland Capital, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Heartland Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

Saint Louis, Missouri

February 17, 2021

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com